

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2018

William Kerby
Chief Executive Officer
Monaker Group, Inc.
2893 Executive Park Drive, Suite 201
Weston, FL 33331

Re: Monaker Group, Inc.
Registration Statement on Form S-3
Filed August 21, 2018
File No. 333-226951

Dear Mr. Kerby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: David M. Loev, Esq.